8/6

02049077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Television Network Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

FILE NO. 82- 5776 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 8/6/02

82-5176

AR/S

3-31-02

Consolidated Financial Statements

Fuji Television Network, Incorporated

Years ended March 31, 2002, 2001 and 2000
with Report of Independent Certified Public Accountants

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone:03 3503-1100
Fax: 03 3503-1197

The Board of Directors and the Shareholders
Fuji Television Network, Incorporated

We have examined the consolidated balance sheets of Fuji Television Network, Incorporated and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Fuji Television Network, Incorporated and consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the consolidated financial statements, Fuji Television Network, Incorporated and consolidated subsidiaries have adopted new accounting standards for consolidation, research and development costs and tax-effect accounting effective the year ended March 31, 2000 and for employees' retirement benefits, financial instruments and foreign currency translation effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co.

June 27, 2002

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Fuji Television Network, Incorporated and consolidated subsidiaries under Japanese accounting principles and practices.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Consolidated Balance Sheets

	At March 31, 2002	At March 31, 2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Assets			
Current assets:			
Cash and cash equivalents	¥ 65,995	¥ 62,638	$ 495,272
Short-term investments *(Notes 2(e) and 4)*	11,014	2,903	82,657
Notes and accounts receivables :			
Trade	93,561	99,828	702,146
Unconsolidated subsidiaries and affiliates	2,310	1,265	17,336
Allowance for doubtful receivables	(347)	(691)	(2,604)
	95,525	100,401	716,886
Inventories *(Note 5)*	28,704	29,032	215,415
Deferred tax assets *(Note 8)*	4,536	4,990	34,041
Prepaid expenses and other current assets	8,541	9,338	64,098
Total current assets	214,317	209,305	1,608,383
Property and equipment *(Notes 6 and 12)*:			
Land	15,563	16,268	116,795
Buildings and structures	139,559	140,447	1,047,347
Machinery, equipment and vehicles	38,857	38,466	291,610
Tools, furniture and fixtures	5,679	5,372	42,619
Construction in progress	846	148	6,349
	200,506	200,703	1,504,735
Accumulated depreciation	(67,982)	(63,028)	(510,184)
Property and equipment, net	132,523	137,675	994,544
Investments and other assets:			
Investment securities *(Notes 2(e) and 4)*	75,765	79,428	568,593
Investments in unconsolidated subsidiaries and affiliates	22,431	22,545	168,338
Leasehold rights	14,403	14,403	108,090
Software	4,314	4,409	32,375
Deferred tax assets *(Note 8)*	10,765	3,430	80,788
Other	11,073	12,729	83,099
Total investments and other assets	138,753	136,947	1,041,298
Total assets	¥485,594	¥483,928	$3,644,233

	At March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Liabilities and shareholders' equity			
Current liabilities:			
Short-term borrowings *(Note 7)*	¥ 2,202	¥ 2,434	$ 16,525
Current portion of long-term borrowings *(Note 7)*	452	538	3,392
Notes and accounts payable:			
Trade	43,424	42,961	325,884
Unconsolidated subsidiaries and affiliates	821	1,661	6,161
	44,245	44,623	332,045
Accrued income taxes *(Note 8)*	8,179	15,941	61,381
Accrued consumption taxes	1,571	1,924	11,790
Accrued expenses	9,878	10,966	74,131
Other current liabilities	16,542	19,621	124,143
Total current liabilities	83,072	96,050	623,430
Long-term liabilities:			
Long-term borrowings *(Note 7)*	227	715	1,704
Accrued retirement benefits *(Notes 2(h) and 9)*:			
Employees	20,087	17,473	150,747
Directors and statutory auditors	2,038	2,151	15,295
Other	1,541	3,693	11,565
Total long-term liabilities	23,893	24,033	179,310
Minority interests	4,655	4,378	34,934
Shareholders' equity *(Notes 10 and 16)*:			
Common stock without par value:			
Authorized – 3,000,000 shares			
Issued – 1,074,304 shares	59,764	59,764	448,510
Additional paid-in capital	87,228	87,228	654,619
Land revaluation account	2,075	–	15,572
Retained earnings	217,716	202,520	1,633,891
Unrealized holding gain on securities *(Note 2(e))*	12,558	16,018	94,244
Translation adjustments *(Note 2(b))*	491	(203)	3,685
Total	379,835	365,328	2,850,544
Common stock in treasury, at cost; 4,835.5 shares in 2002 and 2001	(5,862)	(5,862)	(43,992)
Total shareholders' equity	373,973	359,466	2,806,552
Contingent liabilities *(Note 11)*			
Total liabilities and shareholders' equity	¥485,594	¥483,928	$3,644,233

See accompanying notes to consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Consolidated Statements of Income

	Year ended March 31,			
	2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars) (Note 3)
Net sales	¥436,902	¥439,838	¥412,237	$3,278,814
Cost of sales	269,356	262,880	259,671	2,021,433
Gross profit	167,545	176,957	152,565	1,257,373
Selling, general and administrative expenses	121,610	122,991	115,586	912,645
Operating income	45,935	53,966	36,979	344,728
Other income (expenses):				
Interest expense	(192)	(372)	(760)	(1,441)
Interest and dividend income	557	674	660	4,180
Gain (loss) on sales of investment securities	26	(26)	50	195
Unrealized loss on investment securities	(8,887)	(869)	(114)	(66,694)
Loss on sales or disposal of property and equipment	(834)	(489)	(354)	(6,259)
Rental income, net of expenses	1,229	1,179	1,413	9,223
Income from leveraged leases	1,950	1,113	2,882	14,634
Equity in losses of unconsolidated subsidiaries and affiliates	(2,210)	(1,398)	(1,774)	(16,585)
Amortization of net retirement benefit obligation at transition *(Notes 2(h) and 9)*	(3,062)	(3,065)	–	(22,979)
Unrealized loss on land	–	(13,923)	–	–
Unrealized loss on other investments	(321)	(2,215)	–	(2,409)
Write down of inventories	–	(535)	–	–
Other, net	(426)	(33)	293	(3,197)
	(12,171)	(19,959)	2,296	(91,340)
Income before income taxes and minority interests	33,763	34,006	39,275	253,381
Income taxes *(Note 8)*:				
Current	20,543	24,891	18,384	154,169
Deferred	(4,390)	(8,731)	(896)	(32,946)
	16,152	16,160	17,487	121,216
Income before minority interests	17,610	17,846	21,788	132,158
Minority interests	(307)	(244)	(407)	(2,304)
Net income *(Note 13)*	¥ 17,303	¥ 17,601	¥ 21,380	$ 129,854

See accompanying notes to consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Consolidated Statements of Shareholders' Equity

	Year ended March 31, 2002	2001	2000	2002
		(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Common stock				
Beginning and end of year	¥ 59,764	¥ 59,764	¥ 59,764	$ 448,510
Additional paid-in capital				
Beginning and end of year	¥ 87,228	¥ 87,228	¥ 87,228	$ 654,619
Land revaluation account				
Beginning of year	–	¥ –	¥ –	–
Net changes during the year	¥ 2,075	–	–	$ 15,572
End of year	¥ 2,075	¥ –	¥ –	$ 15,572
Retained earnings				
Beginning of year	¥202,520	¥181,500	¥151,650	$1,519,850
Add:				
Cumulative effect of adoption of tax-effect accounting	–	–	10,112	–
Net income	17,303	17,601	21,380	129,854
Deduct:				
Effect of change in scope of consolidation	–	5,196	(37)	–
Cash dividends paid	(1,871)	(1,553)	(1,395)	(14,041)
Bonuses to directors and statutory auditors	(235)	(224)	(211)	(1,764)
End of year	¥217,716	¥202,520	¥181,500	$1,633,891
Unrealized holding gain on securities *(Note 2(e))*				
Beginning of year	¥ 16,018	–	¥ –	$ 120,210
Net changes during the year	(3,460)	¥ 16,018	–	(25,966)
End of year	¥ 12,558	¥ 16,018	¥ –	$ 94,244
Translation adjustments *(Note 2(b))*				
Beginning of year	¥ (203)	¥ (820)	¥ (451)	$ (1,523)
Net changes during the year	694	616	(369)	5,208
End of year	¥ 491	¥ (203)	¥ (820)	$ 3,685

See accompanying notes to consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31, 2002	2001	2000	2002
	(Millions of yen)			*(Thousands of U.S. dollars) (Note 3)*
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 33,763	¥ 34,006	¥ 39,275	$ 253,381
Depreciation and amortization	10,157	9,796	9,803	76,225
(Gain) loss on sales of investment securities	(26)	26	(50)	(195)
Interest and dividend income	(557)	(674)	(660)	(4,180)
Interest expense	192	372	760	1,441
Loss on sales or disposal of property and equipment	834	489	354	6,259
Unrealized loss on investment securities	8,887	869	114	66,694
Equity in losses of unconsolidated subsidiaries and affiliates	2,210	1,398	1,774	16,585
Unrealized loss on land	–	13,923	–	–
Notes and accounts receivable, net	5,121	(10,020)	(3,887)	38,432
Inventories	335	(3,063)	1,040	2,514
Notes and accounts payable	(756)	8,717	1,317	(5,674)
Other	(1,458)	3,628	(4,212)	(10,942)
Subtotal	58,704	59,469	45,630	440,555
Interest and dividend received	673	822	723	5,051
Interest paid	(192)	(372)	(760)	(1,441)
Income taxes paid	(28,308)	(19,463)	(14,239)	(212,443)
Net cash provided by operating activities	30,876	40,455	31,354	231,715
Cash flows from investing activities				
(Increase) decrease in short-term investments	(8,110)	(180)	8	(60,863)
Purchases of property and equipment	(5,127)	(2,988)	(1,845)	(38,477)
Proceeds from sales of property and equipment	499	221	457	3,745
Purchases of investment securities	(12,359)	(9,181)	(6,433)	(92,750)
Proceeds from sales of investment securities	1,087	1,040	2,220	8,158
Increase in other assets	(990)	(2,792)	(2,288)	(7,430)
Net cash used in investing activities	(25,001)	(13,879)	(7,880)	(187,625)
Cash flows from financing activities				
Decrease in short-term borrowings	(232)	(11,092)	(13,143)	(1,741)
Proceeds from issuance of long-term borrowings	–	122	219	–
Repayment of long-term borrowings	(578)	(1,841)	(603)	(4,338)
Purchases of treasury stock, net of proceeds from sales	–	(4,357)	(1,522)	–
Cash dividends paid	(1,871)	(1,553)	(1,395)	(14,041)
Other	(24)	(82)	149	(180)
Net cash used in financing activities	(2,707)	(18,805)	(16,295)	(20,315)
Effect of exchange rate changes on cash and cash equivalents	187	133	(282)	1,403
Increase in cash and cash equivalents	3,356	7,904	6,896	25,186
Cash and cash equivalents at beginning of year	62,638	54,615	46,500	470,079
Increase in cash and cash equivalents resulting from change in scope of consolidation	–	118	1,218	–
Cash and cash equivalents at end of year	¥ 65,995	¥ 62,638	¥ 54,615	$ 495,272

See accompanying notes to consolidated financial statements.

Fuji Television Network, Incorporated and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2002

1. Basis of Preparation

Fuji Television Network, Incorporated (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been prepared on the basis of accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain amounts in the prior years' statements have been reclassified to conform to the current year's presentation.

2. Summary of Significant Accounting Policies

a. Basis of Consolidation

In accordance with a revised accounting standard for consolidation which became effective the year ended March 31, 2000, the accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

2. Summary of Significant Accounting Policies (continued)

a. Basis of Consolidation (continued)

Certain foreign subsidiaries are consolidated on the basis of fiscal periods ending December 31, which differs from that of the Company; however, the effect of the difference in fiscal period is immaterial.

b. Foreign Currency Translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year.

A revised accounting standard for foreign currency translation became effective April 1, 2000. The effect of the adoption of the revised standard on the consolidated financial statements was immaterial for the year ended March 31, 2001.

c. Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

d. Inventories

Program and film costs are stated at cost determined principally by the specific identification method. Supplies are stated at cost determined by the last purchase price method.

e. Short-Term Investments and Investment Securities

Until the year ended March 31, 2000, securities traded on stock exchanges were principally stated at the lower of cost or market, cost being determined by the moving average method. Other securities were stated at cost determined by the moving average method.

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities other than those of subsidiaries and affiliates be classified into three categories; trading, held-to-maturity or other securities. Under this standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. Non-marketable securities classified as other securities are stated at cost. Cost of securities sold is determined by the moving average method.

The effect of the adoption of the new standard for financial instruments was to decrease income before income taxes and minority interests by ¥3,036 million for the year ended March 31, 2001.

2. Summary of Significant Accounting Policies (continued)

e. Short-Term Investments and Investment Securities (continued)

As of April 1, 2000, the Company and its consolidated subsidiaries assessed their intent in holding investments in securities and classified all investments as "other securities" and have accounted for the securities at March 31, 2002 and 2001 in accordance with the new standard referred to above.

f. Property and Equipment and Depreciation

Property and equipment is generally stated at cost. Certain capital gains primarily arising from expropriation of the Company's property, deferral of which is permitted for tax purposes, have been offset against the acquisition cost of any new property purchased. Cumulative capital gains offset against the acquisition cost of replacement property and equipment at March 31, 2002 and 2001 amounted to ¥12,047 million ($90,409 thousand) and ¥12,201, respectively.

Depreciation of property and equipment is computed principally by the declining-balance method, except for buildings at the Company's headquarters and certain other buildings acquired after April 1, 1998 on which depreciation is computed by the straight-line method, at rates based on the estimated useful lives of the respective assets.

Maintenance and minor repairs are charged to income as incurred; major renewals and improvements are capitalized.

g. Leases

Noncancelable leases of the Company and its domestic consolidated subsidiaries are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. However, leases of the foreign consolidated subsidiaries are generally classified and accounted for as either finance or operating leases.

h. Retirement Benefits

Until the year ended March 31, 2000, accrued retirement benefits were stated principally at the amount which would be required to be paid if all employees covered by the retirement benefit plans voluntarily terminated their employment at the balance sheet date, less the benefits to be covered by the employee pension plans.

In accordance with a new accounting standard for retirement benefits which became effective April 1, 2000, accrued retirement benefits for employees at March 31, 2002 and 2001 have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of the balance sheet dates, as adjusted for the unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized over a period of 3 years by the straight-line method.

2. Summary of Significant Accounting Policies (continued)

h. Retirement Benefits (continued)

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period of 15 years, which is shorter than the average remaining years of service of the eligible employees.

Prior service cost is being amortized as incurred by the straight-line method over a period of 15 years, which is shorter than the average remaining years of service of the eligible employees.

The effect of the adoption of the new standard for retirement benefits was to decrease income before income taxes and minority interests by ¥1,497 million for the year ended March 31, 2001.

In addition, subject to the shareholders' approval, directors and statutory auditors of the Company and certain domestic consolidated subsidiaries are customarily entitled to lump-sum payments under their respective unfunded retirement benefit plans. The provision for retirement benefits for those directors and statutory auditors has been made at an estimated amount.

i. Income Taxes

In accordance with a new accounting standard for income taxes which became effective April 1, 1999, deferred tax assets and liabilities were recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

The effect of the adoption of this standard for income taxes was to increase total assets by ¥10,265 million and retained earnings by ¥11,009 million at March 31, 2000, and to increase net income by ¥896 million for the year ended March 31, 2000.

j. Appropriation of Retained Earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 16.

k. Research and Development Costs

Research and development costs are charged to income as incurred.

A new accounting standard for research and development costs became effective the year ended March 31, 2000. However, the adoption of this new standard had no effect on the consolidated statement of income for the year ended March 31, 2000.

2. Summary of Significant Accounting Policies (continued)

l. Derivatives

A new standard for financial instruments became effective April 1, 2000. Under the new standard all derivative financial instruments are to be carried at fair value and any changes in fair value are charged or credited to income as incurred unless such derivatives qualify as hedges.

Certain consolidated subsidiaries have entered into interest rate swap agreements to reduce the risk exposure related to their borrowings. Such interest rate swaps qualify as hedging instruments under the new standard and any differences paid or received on the interest rate swaps are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged items, which are the underlying borrowings, in accordance with the new standard.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at the rate of ¥133.25 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2002. The translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Securities

Information regarding marketable securities classified as other securities as of March 31, 2002 and 2001 is as follows:

	March 31, 2002					
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
	(Millions of yen)			*(Thousands of U.S. dollars)*		
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥12,782	¥32,954	¥20,172	$ 95,925	$247,310	$151,385
Debt securities	10,186	10,226	40	76,443	76,743	300
Other	999	1,000	0	7,497	7,505	0
Subtotal	¥23,968	¥44,181	¥20,212	$179,872	$331,565	$151,685
Securities whose acquisition cost exceeds their carrying value:						
Stocks	¥ 6,860	¥ 5,978	¥ (882)	$ 51,482	$ 44,863	$ (6,619)
Debt securities	3,515	3,507	(7)	26,379	26,319	(53)
Other	2,500	2,493	(6)	18,762	18,709	(45)
Subtotal	¥12,875	¥11,979	¥ (895)	$ 96,623	$ 89,899	$ (6,717)
Total	¥36,844	¥56,161	¥19,317	$276,503	$421,471	$144,968

4. Securities (continued)

	March 31, 2001		
	Acquisition cost	Carrying value	Unrealized gain (loss)
	(Millions of yen)		
Securities whose carrying value exceeds their acquisition cost:			
Stocks	¥19,672	¥45,070	¥25,398
Debt securities	2,573	2,634	60
Other	356	356	0
Subtotal	¥22,602	¥48,061	¥25,459
Securities whose acquisition cost exceeds their carrying value:			
Stocks	¥ 1,240	¥ 1,004	¥ (235)
Other	102	102	0
Subtotal	¥ 1,342	¥ 1,106	¥ (235)
Total	¥23,944	¥49,168	¥25,223

The redemption schedule for securities with maturities classified as other securities as of March 31, 2002 is as follows:

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due in one year or less	Due after one year through five years	Due after five years through ten years
	(Millions of yen)			(Thousands of U.S. dollars)		
National and local government bonds	–	¥ 9,090	¥1,000	–	$68,218	$ 7,505
Corporate bonds	¥ 1,000	550	–	$ 7,505	4,128	–
Other debt securities	13,778	2,041	1,000	103,400	15,317	7,505
Others	6,500	–	–	48,781	–	–
Total	¥21,278	¥11,681	¥2,000	$159,685	$87,662	$15,009

5. Inventories

Inventories at March 31, 2002 and 2001 consisted of the following:

	March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Program and film costs	¥28,595	¥28,921	$214,597
Supplies	108	111	811
	¥28,704	¥29,032	$215,415

6. Depreciation

Depreciation of property and equipment amounted to ¥10,157 million ($76,225 thousand), ¥9,796 million and ¥9,803 million for the years ended March 31, 2002, 2001 and 2000, respectively.

7. Short-Term and Long-Term Borrowings

Short-term and long-term borrowings consisted mainly of unsecured loans from financial institutions at average interest rates of 0.94% and 2.95% as of March 31, 2002, and 1.23% and 2.89% as of March 31, 2001, respectively.

The aggregate annual maturities of long-term borrowings subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	*(Millions of yen)*	*(Thousands of U.S. dollars)*
2003	¥452	$3,392
2004	227	1,704
	¥679	$5,096

8. Income Taxes

The Company and its domestic consolidated subsidiaries are subject to corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory tax rate of approximately 42% in 2002, 2001 and 2000. The income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 differ from the statutory tax rate for the following reasons:

	Year ended March 31,		
	2002	**2001**	**2000**
Statutory tax rate	42.05%	42.05%	42.05%
Effect of:			
Expenses not deductible for income tax purposes	2.63	2.76	2.52
Dividends deductible for income tax purposes	(0.61)	(0.94)	(0.57)
Inhabitants' per capita taxes	0.10	0.10	0.59
Equity in losses of unconsolidated subsidiaries and affiliates	2.75	1.73	-
Increase in valuation allowance	0.39	2.34	-
Other	0.53	(0.52)	(0.07)
Effective tax rates	47.84%	47.52%	44.52%

8. Income Taxes (continued)

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2001 were as follows:

	March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Loss on devaluation of inventories	¥ 1,957	¥ 1,900	$ 14,687
Accrued expenses	2,378	2,727	17,846
Accrued retirement benefits	7,528	6,298	56,495
Unrealized loss on land	5,854	5,854	43,932
Other	6,985	3,366	52,420
Gross deferred tax assets	24,704	20,147	185,396
Valuation allowance	(1,252)	(1,099)	(9,396)
Total deferred tax assets	23,451	19,048	175,992
Deferred tax liabilities:			
Unrealized holding gain on securities	(8,149)	(10,629)	(61,156)
Net deferred tax assets	¥15,302	¥ 8,421	$114,837

9. Retirement Benefit Plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2002 and 2001 for the Company's and the consolidated subsidiaries' defined benefit plans:

	March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Retirement benefit obligation	¥(62,861)	¥(59,160)	$(471,752)
Plan assets at fair value	30,201	29,860	226,649
Unfunded retirement benefit obligation	(32,660)	(29,300)	(245,103)
Unrecognized net retirement benefit obligation at transition	3,062	6,124	22,979
Unrecognized actuarial loss	10,310	6,663	77,373
Unrecognized prior service cost	(800)	(961)	(6,004)
Accrued retirement benefits	¥(20,087)	¥(17,473)	$(150,747)

9. Retirement Benefit Plans (continued)

The government-sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table. In the year ended March 31, 2001, the Company and certain consolidated subsidiaries made amendments to their welfare pension fund plans with respect to the age of eligibility for annuity payments for the government-sponsored portion of the benefits in accordance with the amendments to the Welfare Pension Insurance Law of Japan in March 2000. As a result, prior service cost (a reduction of liability) was incurred.

The components of retirement benefit expenses for the years ended March 31, 2002 and 2001 are outlined as follows:

	Year ended March 31,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	¥2,522	¥ 2,697	$18,927
Interest cost	1,358	1,469	10,191
Expected return on plan assets	(711)	(1,294)	(5,336)
Amortization of net retirement benefit obligation at transition	3,062	3,065	22,979
Amortization of actuarial loss	444	–	3,332
Amortization of prior service cost	(64)	–	(480)
Total retirement benefit expenses	¥6,612	¥ 5,936	$49,621

The assumptions used in accounting for the above plans were as follows:

	Year ended March 31,	
	2002	2001
Discount rates	2.4%	2.6%
Expected rate of return on assets	2.6%	4.0% – 5.5%

10. Shareholders' Equity

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥4,385 million ($32,908 thousand) and ¥4,227 million as of March 31, 2002 and 2001, respectively.

10. Shareholders' Equity (continued)

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On October 1, 2001, an amendment (the "Amendment") to the Code became effective. The Amendment provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. In addition, the Amendment eliminates the stated par value of the Company's outstanding shares, which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Prior to the date on which the Amendment came into effect, the Company's shares had a par value of ¥5,000.

Pursuant to the "Law Concerning the Revaluation of Land," land used for the business operations of certain affiliates accounted for by the equity method was revalued during the year ended March 31, 2002. The difference between the book value and the revalued amount, net of the applicable income taxes, multiplied by the Company's ownership percentage has been presented under stockholders' equity as "Land revaluation account" in the accompanying consolidated balance sheet as of March 31, 2002.

11. Contingent Liabilities

As of March 31, 2002 and 2001, the Company and its consolidated subsidiaries were contingently liable as guarantors of bank loans of an unconsolidated subsidiary, employees of the Company and others in the aggregate amount of ¥15,482 million ($116,188 thousand) and ¥16,089 million, respectively. Fuji Satellite Broadcasting, Inc. (the former "BS Fuji, Inc.") was jointly liable with the Company as a guarantor with respect to a bank loan of a third party in the amount of ¥2,357 million ($17,689 thousand) and ¥2,443 million as of March 31, 2002 and 2001, respectively.

12. Leases

a) Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	March 31,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition costs:			
Machinery, equipment and vehicles	¥30,409	¥30,400	$228,210
Tools, furniture and fixtures	5,753	4,404	43,174
Total	¥36,162	¥34,804	$271,385
Accumulated depreciation:			
Machinery, equipment and vehicles	¥22,051	¥18,181	$165,486
Tools, furniture and fixtures	2,672	2,360	20,053
Total	¥24,724	¥20,541	$185,546
Net book value:			
Machinery, equipment and vehicles	¥ 8,358	¥12,218	$ 62,724
Tools, furniture and fixtures	3,080	2,044	23,114
Total	¥11,438	¥14,263	$ 85,839

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥7,192 million ($53,974 thousand), ¥6,376 million and ¥7,049 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Depreciation of leased assets calculated by the straight-line method over the respective lease terms and the interest portion included in these lease payments are summarized as follows:

	Year ended March 31,			
	2002	2001	2000	2002
	(Millions of yen)			*(Thousands of U.S. dollars)*
Depreciation	¥6,215	¥5,461	¥6,098	$46,642
Interest expense	635	796	1,036	4,765

Future minimum lease payments subsequent to March 31, 2002 relating to finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	*(Millions of yen)*	*(Thousands of U.S. dollars)*
2003	¥ 8,047	$60,390
2004 and thereafter	4,050	30,394
	¥12,098	$90,792

12. Leases (continued)

b) Lessors' Accounting

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets relating to finance leases accounted for as operating leases as of March 31, 2002 and 2001:

	March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition costs:			
Tools, furniture and fixtures	¥290	¥295	$2,176
Accumulated depreciation:			
Tools, furniture and fixtures	¥ 82	¥ 28	$ 615
Net book value:			
Tools, furniture and fixtures	¥208	¥266	$1,561

Lease income relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥62 million ($465 thousand), ¥66 million and ¥77 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Depreciation of the assets leased under finance leases accounted for as operating leases and the interest portion included in lease income are summarized as follows:

	Year ended March 31,			
	2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Depreciation	¥58	¥55	¥57	$435
Interest	6	5	7	45

Future minimum lease income subsequent to March 31, 2002 relating to finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)	(Thousands of U.S. dollars)
2003	¥ 57	$ 428
2004 and thereafter	155	1,163
	¥212	$1,591

13. Amounts Per Share

	Year ended March 31,			
	2002	2001	2000	2002
		(Yen)		*(U.S. dollars)*
Net income	¥16,179.45	¥16,444.72	¥19,925.15	$121.42
Cash dividends	1,750	1,750	1,450	13.13

	March 31,		
	2002	2001	2002
	(Yen)		*(U.S. dollars)*
Net assets	¥349,681.47	¥336,116.91	$2,624.25

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Cash dividends per share represent the cash dividends declared as applicable to the respective periods together with the interim cash dividends paid.

Net assets per share are based on the number of shares outstanding at the respective balance sheet dates.

14. Derivatives

Certain consolidated subsidiaries utilize derivative financial instruments for the purpose of hedging their exposures to adverse fluctuations in interest rates but do not enter into such transactions for speculative or trading purposes.

Certain consolidated subsidiaries are exposed to credit risk in the event of nonperformance by the counterparties to the derivative transactions, but any such loss would not be material because such consolidated subsidiaries enter into transactions only with financial institutions with high credit ratings. The notional amounts of the derivatives do not necessarily represent the amounts exchanged by the parties and, therefore, are not a direct measure of those subsidiaries' risk exposure in connection with derivatives.

The disclosure of fair value information for derivatives at March 31, 2002 and 2001 has been omitted since all derivatives have been accounted for as hedges.

15. Segment Information

The Company and consolidated subsidiaries are primarily engaged in the business areas of broadcasting ("BC"), program production and related businesses ("PP"), and direct marketing ("DM"), primarily in Japan. As net sales and total assets of overseas operations constituted less than 10% of the consolidated totals for the years ended March 31, 2002, 2001 and 2000, the disclosures of geographical segment information and overseas sales have been omitted.

15. Segment Information (continued)

The business segment information of the Company and consolidated subsidiaries for the years ended March 31, 2002, 2001 and 2000 are outlined as follows:

Business Segments

	Year ended March 31, 2002						
	BS	PP	DM	Other	Total	Eliminations	Consolidated
	(Millions of yen)						
I. Net sales and operating income:							
Net sales to third parties	¥334,427	¥20,911	¥59,810	¥21,752	¥436,902	–	¥436,902
Intra-group net sales and transfers	5,538	27,580	584	7,938	41,641	¥(41,641)	–
Total net sales	339,965	48,492	60,395	29,690	478,543	(41,641)	436,902
Operating expenses	297,951	45,851	59,464	29,334	432,601	(41,634)	390,966
Operating income	¥ 42,014	¥ 2,641	¥ 930	¥ 356	¥ 45,942	¥ (6)	¥ 45,935
II. Assets, depreciation and capital expenditures:							
Total assets	¥431,403	¥24,990	¥15,375	¥21,135	¥492,904	¥(7,309)	¥485,594
Depreciation and amortization	8,791	487	374	646	10,299	(142)	10,157
Capital expenditures	5,759	343	93	200	6,397	(370)	6,026

	Year ended March 31, 2002						
	BS	PP	DM	Other	Total	Eliminations	Consolidated
	(Thousands of U.S. dollars)						
I. Net sales and operating income:							
Net sales to third parties	$2,509,771	$156,931	$448,856	$163,242	$3,278,814	–	$3,278,814
Intra-group net sales and transfers	41,561	206,979	4,383	59,572	312,503	$(312,503)	–
Total net sales	2,551,332	363,917	453,246	222,814	3,591,317	(312,503)	3,278,814
Operating expenses	2,236,030	344,098	446,259	220,143	3,246,537	(312,450)	2,934,079
Operating income	$ 315,302	$ 19,820	$ 6,979	$ 2,672	$ 344,780	$ (45)	$ 344,728
II. Assets, depreciation and capital expenditures:							
Total assets	$3,237,546	$187,542	$115,385	$158,612	$3,699,092	$ (54,852)	$3,644,233
Depreciation and amortization	65,974	3,655	2,807	4,848	77,291	(1,066)	76,225
Capital expenditures	43,220	2,574	698	1,501	48,008	(2,777)	45,223

15. Segment Information (continued)

Business Segments (continued)

	Year ended March 31, 2001						
	BS	PP	DM	Other	Total	Elimina- tions	Consoli- dated
	(Millions of yen)						
I. Net sales and operating income:							
Net sales to third parties	¥334,330	¥20,483	¥61,999	¥23,024	¥439,838	–	¥439,838
Intra-group net sales and transfers	5,313	25,528	467	7,544	38,854	¥(38,854)	–
Total net sales	339,644	46,012	62,467	30,569	478,692	(38,854)	439,838
Operating expenses	288,425	43,844	62,622	29,416	424,308	(38,436)	385,871
Operating income	¥ 51,218	¥ 2,168	¥ (155)	¥ 1,152	¥ 54,383	¥ (417)	¥ 53,966
II. Assets, depreciation and capital expenditures:							
Total assets	¥430,262	¥23,879	¥15,601	¥21,122	¥490,865	¥ (6,937)	¥483,928
Depreciation and amortization	8,471	371	400	676	9,920	(124)	9,796
Capital expenditures	4,943	863	241	261	6,309	(74)	6,234

	Year ended March 31, 2000						
	BC	PP	DM	Other	Total	Elimina- tions	Consoli- dated
	(Millions of yen)						
I. Net sales and operating income:							
Net sales to third parties	¥308,616	¥17,615	¥65,371	¥20,634	¥412,237	–	¥412,237
Intra-group net sales and transfers	4,889	24,091	603	6,132	35,716	¥(35,716)	–
Total net sales	313,505	41,706	65,974	26,766	447,953	(35,716)	412,237
Operating expenses	280,091	40,403	65,110	25,914	411,520	(36,262)	375,258
Operating income	¥ 33,413	¥ 1,303	¥ 863	¥ 851	¥ 36,433	¥ 545	¥ 36,979
II. Assets, depreciation and capital expenditures:							
Total assets	¥394,532	¥20,449	¥16,182	¥18,521	¥449,686	¥ (5,207)	¥444,478
Depreciation and amortization	8,637	358	371	546	9,915	(111)	9,803
Capital expenditures	3,313	230	306	207	4,058	(72)	3,985

16. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements, were approved at a shareholders' meeting held on June 27, 2002:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Year-end cash dividends (¥1,000 = $7.50 per share)	¥1,390	$10,432
Bonuses to directors and statutory auditors	164	1,231

Non-Consolidated Financial Statements

Fuji Television Network, Incorporated

Years ended March 31, 2002, 2001 and 2000
with Report of Independent Certified Public Accountants

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone:03 3503-1100
Fax: 03 3503-1197

The Board of Directors and the Shareholders
Fuji Television Network, Incorporated

We have examined the non-consolidated balance sheets of Fuji Television Network, Incorporated as of March 31, 2002 and 2001, and the related non-consolidated statements of income and shareholders' equity for each of the three years in the period ended March 31, 2002, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of Fuji Television Network, Incorporated at March 31, 2002 and 2001, and the results of its operations for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the non-consolidated financial statements, Fuji Television Network, Incorporated has adopted new accounting standards for research and development costs and tax-effect accounting effective the year ended March 31, 2000 and for employees' retirement benefits, financial instruments and foreign currency translation effective the year ended March 31, 2001 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the non-consolidated financial statements.

Shin Nihon & Co.

June 27, 2002

See Note 1 to the non-consolidated financial statements which explains the basis of preparation of the non-consolidated financial statements of Fuji Television Network, Incorporated under Japanese accounting principles and practices.

	At March 31,		
	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Liabilities and shareholders' equity			
Current liabilities:			
Notes and accounts payable:			
Trade	¥ 26,262	¥ 25,902	$ 197,088
Subsidiaries and affiliates	3,606	4,485	27,062
	29,868	30,387	224,150
Accrued income taxes *(Note 7)*	6,919	14,555	51,925
Accrued consumption taxes	1,129	1,680	8,473
Accrued expenses	5,632	6,146	42,266
Other current liabilities	14,732	16,989	110,559
Total current liabilities	58,282	69,759	437,388
Long-term liabilities:			
Accrued retirement benefits *(Note 2(f))*:			
Employees	15,749	13,527	118,191
Directors and statutory auditors	1,188	1,406	8,916
Other	1,651	3,384	12,390
Total long-term liabilities	18,589	18,317	139,505
Shareholders' equity *(Notes 6 and 12)*:			
Common stock without par value:			
Authorized – 3,000,000 shares			
Issued – 1,074,304 shares	59,764	59,764	448,510
Additional paid-in capital	87,228	87,228	654,619
Legal reserve	4,385	4,227	32,908
Retained earnings	196,554	180,193	1,475,077
Unrealized holding gain on securities *(Note 2(c))*	11,228	14,576	84,263
Total	359,161	345,990	2,695,392
Common stock in treasury, at cost; 4,835.5 shares in 2002 and 2001	(5,862)	(5,862)	(43,992)
Total shareholders' equity	353,299	340,128	2,651,400
Contingent liabilities *(Note 9)*			
Total liabilities and shareholders' equity	¥430,171	¥428,205	$3,228,300

See accompanying notes to non-consolidated financial statements.

Fuji Television Network, Incorporated

Non-Consolidated Statements of Income

	Year ended March 31,			
	2002	2001	2000	2002
		(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Net sales	¥339,965	¥339,644	¥313,505	$2,551,332
Cost of sales	207,088	197,230	196,183	1,554,131
Gross profit	132,877	142,413	117,322	997,201
Selling, general and administrative expenses	90,863	91,195	83,909	681,899
Operating income	42,014	51,218	33,413	315,302
Other income (expenses):				
Interest expense	(161)	(326)	(711)	(1,208)
Interest and dividend income *(Note 8)*	746	880	802	5,598
Gain (loss) on sales of investment securities	8	(28)	31	60
Unrealized loss on investment securities	(8,804)	(834)	(131)	(66,071)
Loss on sales or disposal of property and equipment	(664)	(88)	(315)	(4,983)
Rental income, net of expenses *(Note 8)*	1,252	1,011	1,388	9,396
Income from leveraged leases	1,950	1,113	2,882	14,634
Amortization of net retirement benefit obligation at transition *(Note 2(f))*	(2,841)	(2,841)	–	(21,321)
Unrealized loss on land	–	(13,923)	–	–
Unrealized loss on other investments	(337)	(1,584)	–	(2,529)
Other, net	(113)	69	899	(848)
	(8,964)	(16,551)	4,847	(67,272)
Income before income taxes	33,049	34,666	38,260	248,023
Income taxes *(Note 7)*:				
Current	18,473	22,975	16,703	138,634
Deferred	(3,999)	(7,953)	(541)	(30,011)
	14,473	15,021	16,161	108,615
Net income *(Note 11)*	¥ 18,575	¥ 19,645	¥ 22,099	$ 139,400

See accompanying notes to non-consolidated financial statements.

Fuji Television Network, Incorporated

Non-Consolidated Statements of Shareholders' Equity

	Year ended March 31,			
	2002	2001	2000	2002
		(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Common stock				
Beginning and end of year	¥ 59,764	¥ 59,764	¥ 59,764	$ 448,510
Additional paid-in capital				
Beginning and end of year	¥ 87,228	¥ 87,228	¥ 87,228	$ 654,619
Legal reserve				
Beginning of year	¥ 4,227	¥ 4,053	¥ 3,897	$ 31,722
Add:				
Transfer from retained earnings	158	173	156	1,186
End of year	¥ 4,385	¥ 4,227	¥ 4,053	$ 32,908
Retained earnings				
Beginning of year	¥180,193	¥162,445	¥134,782	$1,352,293
Add:				
Cumulative effect of adoption of tax-effect accounting	–	–	7,280	–
Net income	18,575	19,645	22,099	139,400
Deduct:				
Cash dividends paid	(1,871)	(1,553)	(1,395)	(14,041)
Bonuses to directors and statutory auditors	(185)	(170)	(165)	(1,388)
Transfer to legal reserve	(158)	(173)	(156)	(1,186)
End of year	¥196,554	¥180,193	¥162,445	$1,475,077
Unrealized holding gain on securities *(Note 2(c))*				
Beginning of year	¥ 14,576	–	¥ –	$ 109,388
Net changes during the year	(3,347)	¥ 14,576	–	(25,118)
End of year	¥ 11,228	¥ 14,576	¥ –	$ 84,263

See accompanying notes to non-consolidated financial statements.

Fuji Television Network, Incorporated

Notes to Non-Consolidated Financial Statements

1. Basis of Preparation

Fuji Television Network, Incorporated (the "Company") maintains its accounting records and prepares its non-consolidated financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated financial statements have been prepared on the basis of accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and are compiled from the non-consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the non-consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Due to a revision to the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements" in Japan, the consolidated financial statements have become the primary financial statements and the non-consolidated financial statements are intended to present supplemental information for disclosure. In accordance with the revised regulations, the Company has omitted disclosure of non-consolidated statements of cash flows and certain other disclosures in the accompanying non-consolidated financial statements because the required information has been disclosed in the consolidated financial statements.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain amounts in the prior years' statements have been reclassified to conform to the current year's presentation.

2. Summary of Significant Accounting Policies

a. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

b. Inventories

Program and film costs are stated at cost determined by the specific identification method. Supplies are stated at cost determined by the last purchase price method.

2. Summary of Significant Accounting Policies (continued)

c. Short-Term Investments and Investment Securities

Until the year ended March 31, 2000, securities traded on stock exchanges were stated at the lower of cost or market, cost being determined by the moving average method. Other securities including investments in subsidiaries and affiliates were stated at cost determined by the moving average method. Where there had been a permanent decline in the value of such investments, the Company wrote down the investments.

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities other than those of subsidiaries and affiliates be classified into three categories; trading, held-to-maturity or other securities. Under this standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. Non-marketable securities classified as other securities and investments in subsidiaries and affiliates are stated at cost. Cost of securities sold is determined by the moving average method.

The effect of the adoption of the new standard for financial instruments was to decrease income before income taxes by ¥2,370 million for the year ended March 31, 2001.

As of April 1, 2000, the Company assessed its intent in holding investments in securities and classified all its investments as "other securities" and has accounted for the securities at March 31, 2002 and 2001 in accordance with the new standard referred to above.

d. Property and Equipment and Depreciation

Property and equipment is generally stated at cost. Certain capital gains primarily arising from expropriation of the Company's property, deferral of which is permitted for tax purposes, have been offset against the acquisition cost of any new property purchased. Cumulative capital gains offset against the acquisition cost of replacement property and equipment at March 31, 2002 and 2001 amounted to ¥12,214 million ($91,662 thousand) and ¥12,201, respectively.

Depreciation of property and equipment is computed by the declining-balance method, except for buildings at the Company's headquarters and other buildings acquired after April 1, 1998 on which depreciation is computed by the straight-line method, at rates based on the estimated useful lives of the respective assets.

Maintenance and minor repairs are charged to income as incurred; major renewals and improvements are capitalized.

2. **Summary of Significant Accounting Policies (continued)**

e. Leases

Noncancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f. Retirement Benefits

The Company's employees are covered by an employee retirement benefit plan and an employee pension plan which was instituted to replace a portion of the benefits under the retirement benefit plan. Upon termination of employment, eligible employees are paid either a lump-sum payment or pension annuity payments determined by reference to their basic salary, length of service and the conditions under which termination occurs.

Employees of the Company are also covered by a government-sponsored welfare pension plan.

Until the year ended March 31, 2000, accrued retirement benefits were stated at the amount which would be required to be paid if all employees covered by the retirement benefit plans voluntarily terminated their employment at the balance sheet date, less the benefits to be covered by the employee pension plans.

In accordance with a new accounting standard for retirement benefits which became effective April 1, 2000, accrued retirement benefits for employees at March 31, 2002 and 2001 have been provided at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of the balance sheet dates, as adjusted for the unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized over a period of 3 years by the straight-line method.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over a period 15 years, which is shorter than the average remaining years of service of the eligible employees.

Prior service cost is being amortized as incurred by the straight-line method over a period of 15 years, which is shorter than the average remaining years of service of the eligible employees.

The effect of the adoption of the new standard for retirement benefits was to decrease income before income taxes by ¥877 million for the year ended March 31, 2001.

In addition, subject to the shareholders' approval, directors and statutory auditors of the Company are customarily entitled to lump-sum payments under the unfunded retirement benefit plan. Provision for retirement benefits for those directors and statutory auditors has been made at an estimated amount.

2. Summary of Significant Accounting Policies (continued)

g. Income Taxes

In accordance with a new accounting standard for income taxes which became effective April 1, 1999, deferred tax assets and liabilities have been recognized in the non-consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

The effect of the adoption of the new standard for income taxes was to increase total assets and retained earnings by ¥7,822 million at March 31, 2000, and to increase net income by ¥541 million for the year ended March 31, 2000.

h. Appropriation of Retained Earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 12.

i. Research and Development Costs

Research and development costs are charged to income as incurred.

A new accounting standard for research and development costs became effective the year ended March 31, 2000. However, the adoption of this new standard had no effect on the non-consolidated statement of income for the year ended March 31, 2000.

j. Derivatives

A new standard for financial instruments became effective April 1, 2000. Under the new standard all derivative financial instruments are to be carried at fair value and any changes in fair value are charged or credited to income as incurred unless such derivatives qualify as hedges.

k. Foreign Currency Translation

A revised accounting standard for foreign currency translation became effective April 1, 2000. The effect of the adoption of the revised standard on the non-consolidated financial statements was immaterial for the year ended March 31, 2001.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at the rate of ¥133.25 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2002. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Inventories

Inventories at March 31, 2002 and 2001 consisted of the following:

	March 31, 2002	March 31, 2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Program and film costs	¥24,063	¥24,204	$180,585
Supplies	68	75	510
	¥24,132	¥24,279	$181,103

5. Depreciation

Depreciation of property and equipment for the years ended March 31, 2002, 2001 and 2000 amounted to ¥7,326 million ($54,979 thousand), ¥7,158 million and ¥7,423 million, respectively.

6. Shareholders' Equity

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On October 1, 2001, an amendment (the "Amendment") to the Code became effective. The Amendment provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. In addition, the Amendment eliminates the stated par value of the Company's outstanding shares, which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Prior to the date on which the Amendment came into effect, the Company's shares had a par value of ¥5,000.

Pursuant to the Code, retained earnings of ¥5,862 million ($43,992 thousand) representing the Company's treasury stock and unrealized holding gain on securities of ¥11,228 million ($84,263 thousand) were not available for dividends as of March 31, 2002.

7. Income Taxes

The Company is subject to corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42% in 2002, 2001 and 2000.

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2001 were as follows:

	March 31,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:			
Loss on devaluation of investment securities	¥ 3,786	–	$ 28,413
Loss on devaluation of inventories	1,616	¥ 1,566	12,128
Loss on devaluation of property and equipment	5,854	5,854	43,932
Accrued expenses	1,734	2,217	13,013
Accrued retirement benefits	5,726	4,733	42,972
Other	1,058	1,401	7,940
Total deferred tax assets	19,777	15,776	148,420
Deferred tax liabilities:			
Unrealized holding gain on securities	(8,150)	(10,576)	(61,163)
Net deferred tax assets	¥11,627	¥ 5,199	$ 87,257

8. Transactions with Subsidiaries and Affiliates

The major transactions with subsidiaries and affiliates were as follows:

	Year ended March 31,			
	2002	2001	2000	2002
	(Millions of yen)			*(Thousands of U.S. dollars)*
Rental income	¥1,749	¥1,528	¥1,834	$13,126
Dividend income	300	374	–	2,251

9. Contingent Liabilities

At March 31, 2002 and 2001, the Company was contingently liable as a guarantor of bank loans of a subsidiary, employees of the Company and others in the aggregate amount of ¥15,482 million ($116,188 thousand) and ¥16,089 million, respectively. Fuji Satellite Broadcasting, Inc. (the former "BS Fuji, Inc.") was jointly liable with the Company as a guarantor with respect to a bank loan of a third party in the amount of ¥2,357 million ($17,689 thousand) and ¥2,443 million as of March 31, 2002 and 2001, respectively.

10. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 and 2001, which would have been reflected in the non-consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	March 31,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition costs:			
Machinery, equipment and vehicles	¥30,146	¥30,155	$226,236
Tools, furniture and fixtures	3,858	5,155	28,953
Total	¥34,004	¥35,311	$255,189
Accumulated depreciation:			
Machinery, equipment and vehicles	¥22,950	¥18,466	$172,233
Tools, furniture and fixtures	1,859	3,211	13,951
Total	¥24,810	¥21,677	$186,191
Net book value:			
Machinery, equipment and vehicles	¥ 7,195	¥11,689	$ 53,996
Tools, furniture and fixtures	1,998	1,944	14,994
Total	¥ 9,194	¥13,633	$ 68,998

Lease payments relating to finance leases accounted for as operating leases in the accompanying non-consolidated financial statements amounted to ¥6,333 million ($47,527 thousand), ¥6,587 million and ¥6,588 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Depreciation of leased assets calculated by the straight-line method over the respective lease terms and the interest portion included in the lease payments are summarized as follows:

	Year ended March 31,			
	2002	2001	2000	2002
	(Millions of yen)			*(Thousands of U.S. dollars)*
Depreciation	¥5,394	¥5,620	¥5,615	$40,480
Interest expense	599	836	1,075	4,495

10. Leases (continued)

Future minimum lease payments subsequent to March 31, 2002 relating to finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	*(Millions of yen)*	*(Thousands of U.S. dollars)*
2003	¥7,600	$57,036
2004 and thereafter	2,264	16,991
	¥9,864	$74,026

11. Amounts Per Share

	Year ended March 31,			
	2002	**2001**	**2000**	**2002**
		(Yen)		*(U.S. dollars)*
Net income	¥17,368.81	¥18,307.56	¥20,611.91	$130.35
Cash dividends	1,750	1,750	1,450	13.13

	March 31,		
	2002	**2001**	**2002**
	(Yen)		*(U.S. dollars)*
Net assets	¥330,350.54	¥322,699.73	$2,479.18

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Cash dividends per share represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

Net assets per share are based on the number of shares outstanding at the respective balance sheet dates.

12. Subsequent Event

See Note 16 to the consolidated financial statements for the year ended March 31, 2002.